ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-132747 Dated April 4, 2008

UBS AG Relative Performance Securities

Notes linked to the relative performance of the S&P 500® Index and the Russell 2000® Index

Indicative Terms

Issuer	UBS AG
Issue Price	$10 per Note
Underlying Index	S&P 500® Index (the “Long Index”) and the Russell 2000® Index (the “Short Index”)
Term	18-months
Payment at Maturity	At maturity, you will receive a cash payment per $10 principal amount of the Notes based on the comparative performance of the Long Index and the Short Index during the term of the Notes.
• If the Long Index Return is greater than the Short Index Return, you will receive $10 + ($10 × Participation Rate × Relative Performance Amount)
• If the Long Index Return and Short Index Return are equal, you will receive $10 per Note
• If the Short Index Return is greater than to the Long Index Return, you will receive $10 + ($10 × Relative Performance Amount)
The Notes do not guarantee any return of principal at maturity. You may lose some or all of your investment if the Long Index does not outperform the Short Index.
Participation Rate	102% to 112%, to be determined on the trade date
Relative Performance Amount	Long Index Return – Short Index Return
Index Return for each Index	Index Ending Level – Index Starting Level Index Starting Level
Index Starting Level	The closing level of each of the respective Indexes on or about April 25, 2008 (the “trade date”)
Index Ending Level for each Index	The closing level of the respective Index on or about October 27, 2009 (the “final valuation date”)

Trade Date	April 25, 2008(1)
Settlement Date	April 30, 2008(1)
Final Valuation Date	October 27, 2009(1)
Maturity Date	October 30, 2009(1)
CUSIP Number:	902644301
ISIN Number:	US9026443013
(1)	Expected. In the event we make any change to the expected settlement date, the final valuation date and maturity date will be changed so that the stated term of the Notes remains the same.
Product Description

These Relative Performance Securities (the “Notes”) are designed for investors who believe the S&P 500® Index (the “Long Index”) will outperform the Russell 2000® Index (the “Short Index”) over the term of the Notes. The Notes provide enhanced returns by multiplying any amount by which the Long Index outperforms the Short Index by a percentage of 102% to 112% (the actual participation rate will be determined on the trade date). If the Long Index underperforms the Short Index, you will lose 1% of the principal amount of your Notes for every 1% amount by which the Long Index underperforms the Short Index — you could lose some or all of your initial investment.

Features
☐	Access to Long-Short Trading Strategy — The Notes provide enhanced returns if the Long Index outperforms the Short Index with 1-for-1 exposure to any underperformance.
☐	Potential to Benefit in Rising and Falling Markets — Investors may receive a positive return if both indices rise or if both indexes fall, as long as the Long Index outperforms the Short Index.

Scenario Analysis at Maturity

Assumptions: The following scenario analysis assumes a principal amount per Note of $10, Long Index Starting Level of 1300, Short Index Starting Level of 650, and participation Rate of 106%;

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the preliminary prospectus supplement and accompanying prospectus related to this offering dated April 4, 2008.

Index Description

The Long Index(1)

The S&P 500® Index (the “S&P 500 Index”) is intended to provide an indication of the pattern of stock price movement. The daily calculation of the level of the S&P 500 Index, discussed below in further detail, is based on the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. the S&P 500 Index is comprised of the following ten main groups: Consumer Discretionary, Consumer Staples, Energy, Financials, Health Care, Industrials, Information Technology, Materials, Telecommunications Services and Utilities.

The Short Index(1)

The Russell 2000® Index (the “Russell 2000 Index”) is designed to track the performance of the small capitalization segment of the U.S. equity market. It measures the composite price performance of stock of 2,000 companies domiciled in the United States and its territories. All 2000 stocks trade on a major U.S. stock exchange. The Russell 2000 comprises the 2,000 smallest companies of the Russell 3000® Index (the “Russell 3000”) and represents approximately 8% of its total market capitalization. The Russell 3000, in turn comprises the 3000 largest U.S. companies as measured by total market capitalization, which together represent approximately 98% of the U.S. equity markets open to public investment.

(1)	See a more detailed description of the indexes beginning on page S-13 of the preliminary prospectus supplement.

Historical Performance

The graph below illustrates the historical performance of the Long Index contrasted against the historical performance of the Short Index for the period from 02/27/98 to 04/03/08  — Bloomberg L.P.

Historical performance of Indexes is not indicative of future results.

Investor Suitability

The Notes may be suitable for you if:

♦	You are comfortable making an investment based upon relative rather than absolute Index performance.
♦	You believe that the Long Index will outperform the Short Index over the term of the Notes.
♦	You are willing to hold the Notes to maturity and are not seeking an investment for which there will be an active secondary market.
♦	You are willing to be exposed to the risk of loss of some or all of your investment.
♦	You do not seek current income from this investment.
♦	You are willing to invest in the Notes issued at the range indicated for the participation rate (the actual participation rate will be determined on the trade date).

The Notes may not be suitable for you if:

♦	You are not comfortable making an investment based upon relative rather than absolute performance.
♦	You believe the Short Index will outperform the Long Index over the term of the Notes.
♦	You are unable or unwilling to hold the Notes to maturity.
♦	You are unwilling to be exposed to the risk of loss of some or all of your investment.
♦	You seek current income from your investments.
♦	You seek an investment for which there will be an active secondary market.
♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.
Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the offering of the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the preliminary prospectus supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

♦	You may lose some or all of your principal — You will lose some or all of your investment if the Relative Performance Amount is negative, and the Notes do not guarantee any return of principal at maturity.
♦	You are not investing in a basket of the Indexes — Your return will be based on the performance of the Indexes relative to each other, not the absolute performance of the Indexes. Therefore, your return may be less than the absolute return on the Indexes, and may be negative even if the performance of the Indexes is positive.
♦	No interest or dividend payments — You will not receive any interest payments on the Notes and you will not receive nor be entitled to receive any dividend payments or other distributions on the securities included in each Index (the “Index Constituent Stocks”).
♦	There may be little or no secondary market for the Notes — The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Notes will develop. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss.
♦	Owning the Notes is not the same as owning the Index Constituent Stocks — The return on your Notes may not reflect the return you would realize if you actually owned the constituents of the Indexes. For instance, you will not receive or be entitled to receive any dividend payments or other distributions over the life of the Notes.
♦	Credit of UBS — An investment in the Notes is subject to the credit risk of UBS, and the actual and perceived creditworthiness of UBS may affect the market value of the Notes.
♦	Price prior to maturity — The market price of the Notes will be influenced by many unpredictable and interrelated factors, including the relative performance of the Indexes; the volatility of the Long Index and the Short Index; the dividend rate paid on the Index Constituent Stocks; the time remaining to the maturity of the Notes; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory, judicial or other events; and the creditworthiness of UBS.
♦	Impact of fees on secondary market prices — Generally, the price of the Notes in the secondary market is likely to be lower than the initial offering price since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.
♦	Potential of UBS transactions to impact on price — Trading or transactions by UBS or its affiliates in the Index Constituent Stocks and/or over-the-counter options, futures or other instruments with returns linked to the performance of the Index Constituent Stocks, may adversely affect the market price of the Index Constituent Stocks and, therefore, the market value of the Notes.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuers of the Index Constituent Stocks, which may present a conflict between the interests of UBS and you, as a holder of the Notes. The calculation agent, an affiliate of UBS, will determine the payment at maturity based on observed levels of the Indexes in the market. The calculation agent can postpone the determination of the maturity date if a market disruption event occurs and is continuing on the final valuation date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the Notes. Any such research, opinions or recommendations could affect the value of the Indexes or the Index Constituent Stocks, and therefore the market value of the Notes.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should consult your own tax advisor about your own tax situation. See “What are the tax consequences of the Notes?” on page 4 of this free writing prospectus.
What are the tax consequences of the Notes?

The United States federal income tax consequences of your investment in the Notes are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page S-30 of the prospectus supplement and to discuss the tax consequences of your particular situation with your tax advisor.

Pursuant to the terms of the Notes, UBS and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize the Notes as a pre-paid derivative contract relating to the Long Index and the Short Index. If your Notes are so treated, you should generally recognize capital gain or loss upon the maturity of your Notes (or upon your sale, exchange or other disposition of your Notes prior to its maturity) equal to the difference between the amount realized and the amount you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you held your Notes for more than one year.

In the opinion of our counsel, Sullivan & Cromwell LLP, the Notes should be treated in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes in the manner described under “Supplemental U.S. Tax Considerations — Alternative Treatments” on page S-31 of the prospectus supplement.

The Internal Revenue Service has recently released a notice that may affect the taxation of holders of the Notes. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the Notes should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments. You are urged to consult your tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, UBS intends to treat your Notes for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations” on page S-30 of the prospectus supplement unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

In addition, a member of the House of Representatives has recently introduced a bill that, if enacted, would require holders of Notes purchased after the bill is enacted to accrue interest income over the term of the Notes despite the fact that there will be no interest payments over the term of the Notes. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your Notes.

Captlalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance ith international Financial Reporting Standards and translated into U.S. dollars.

As of December 31, 2007 (audited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	405,220	357,457
Total Debt	405,220	357,457
Minority Interest(2)	6,951	6,132
Shareholders’ Equity	35,585	31,391
Total capitalization	447,756	394,979
(1)	Includes Money Market Paper and Medium Term Securities as per Balance Sheet position based on remaining maturities.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.88213 (the exchange rate in effect as of December 31, 2007).

The returns on UBS structured products are linked to the performance of the relevant underlying asset or index. Investing in a structured product is not equivalent to investing directly in the underlying asset or index. Before investing, investors should carefully read the detailed explanation of risks, together with other information in the relevant offering materials discussed below, including but not limited to information concerning the tax treatment of the investment. UBS AG has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents UBS AG has filed with the SEC for more complete information about UBS AG and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov or by calling toll-free 1-800-657-9836.